EXHIBIT 99.1

Brookfield Renewable Announces Automatic Purchase Plan

All amounts in US dollars unless otherwise indicated

BROOKFIELD, News, Oct. 02, 2023 (GLOBE NEWSWIRE) -- Brookfield Renewable Partners L.P. (TSX: BEP.UN; NYSE: BEP) (“Brookfield Renewable Partners”, “BEP”) today announced that, in connection with its previously announced normal course issuer bid (“NCIB”) that will terminate on December 15, 2023, it has entered into an automatic purchase plan with its designated broker. The automatic purchase plan, which has been pre-cleared by the Toronto Stock Exchange, will allow for the purchase of Brookfield Renewable’s outstanding limited partnership units (the “LP Units”), subject to certain trading parameters, at times when Brookfield Renewable ordinarily would not be active in the market due to its own internal trading black-out periods, insider trading rules or otherwise. Outside of these periods, LP Units will be repurchased in accordance with management’s discretion and in compliance with applicable law. The actual number of LP Units purchased under the automatic plan, the timing of such purchases and the price at which LP Units are purchased will depend upon future market conditions.

Brookfield Renewable

Brookfield Renewable operates one of the world’s largest publicly traded, pure-play renewable power platforms. Our portfolio consists of hydroelectric, wind, utility-scale solar and storage facilities in North America, South America, Europe and Asia, and totals approximately 31,300 megawatts of installed capacity and a development pipeline of approximately 134,400 megawatts of renewable power assets, 13 million metric tonnes per annum ("MMTPA") of carbon capture and storage, 3 million tons of recycled material and 4 million metric million British thermal units of renewable natural gas production annually. Investors can access its portfolio either through Brookfield Renewable Partners L.P. (NYSE: BEP; TSX: BEP.UN), a Bermuda-based limited partnership, or Brookfield Renewable Corporation (NYSE, TSX: BEPC), a Canadian corporation. Further information is available at https://bep.brookfield.com. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Renewable is the flagship listed renewable power company of Brookfield Asset Management, a leading global alternative asset manager with approximately $850 billion of assets under management.

Please note that Brookfield Renewable’s previous audited annual and unaudited quarterly reports filed with the U.S. Securities and Exchange Commission (“SEC”) and securities regulators in Canada, are available on our website at https://bep.brookfield.com, on SEC’s website at www.sec.gov and on SEDAR’s website at www.sedarplus.ca. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

Contact information:

Media:	Investors:
Simon Maine	Alex Jackson
Managing Director – Communications	Vice President – Investor Relations
+44 (0)7398 909 278	(416-649-8196)
simon.maine@brookfield.com	alexander.jackson@brookfield.com

Cautionary Statement Regarding Forward-looking Statements

This news release contains forward-looking statements and information within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Forward-looking statements can be identified by the use of words such as “will”, “believes” and “may” or variations of such words and phrases and include statements regarding potential future purchases by Brookfield Renewable. Although Brookfield Renewable believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward-looking statements or information in this news release. The future performance and prospects of Brookfield Renewable are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of Brookfield Renewable to differ materially from those contemplated or implied by the statements in this news release include: general economic conditions; interest rate changes; availability of equity and debt financing; the performance of the Units or the stock exchanges generally; and other risks and factors described in the documents filed by Brookfield Renewable with securities regulators in Canada and the United States including under “Risk Factors” in Brookfield Renewable’s most recent Annual Report on Form 20-F and other risks and factors that are described therein.

Except as required by law, Brookfield Renewable does not undertake any obligation to publicly update or revise any forward-looking statements or information, whether written or oral, whether as a result of new information, future events or otherwise.